June 22, 2005

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

H. Christopher Owings, Esq.

Assistant Director
United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549-0406

Re:                               Maidenform Brands, Inc.
Registration Statement on Form S-1, File No. 333-124228

Dear Mr. Owings:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-1 of Maidenform Brands, Inc., a Delaware corporation (the “Company” or “Maidenform Brands”), in your letter dated June 17, 2005 (the “Comment Letter”).  I am writing to respond to the comments in the Comment Letter.

Amendment No. 1 to Registration Statement on Form S-1 15. Stock Option. Plans, page F-32

1.                                      We have reviewed your response to comment 43 in our letter dated May 19, 2005 and based on the information provided, it does not appear reasonable that there would be such a significant discrepancy between the deemed fair market value of your common stock on August 4, 2004 versus September 8, 2004 and thereafter. We note that it was only after you had your first meetings with potential underwriters for the initial public offering that you went back and reassessed the fair market value of the common shares underlying option issuances in September and thereafter. We are unclear as to why your discussions with the underwriters and pending initial public offering did not also cause you to reassess the fair market value of the common shares underlying option issuances in August 2004, particularly since the options granted in August 2004 were granted less than six months prior to your initial discussions with the underwriters, less than nine months before your initial Form S-1 filing, and only one month before the options granted in September. Please advise or otherwise revise your financial statements accordingly.

2.                                      Your response to comment 43 in our letter dated May 19, 2004 seems to suggest that there was a significant increase in the fair market value of the common stock underlying your options in September 2004 as a result of you beginning to take various steps in contemplation of an initial public offering. Please tell us whether you were also contemplating an initial public offering in August 2004. It may be helpful if you provide minutes of your board of directors meetings between May and August 2004 and/or other contemporaneous documentation which demonstrates whether you had been contemplating an initial public offering prior to September 2004.

* * * * * *

Background

As discussed in our response to Comment #43 submitted to the SEC on June 17, 2005 (the “Response”), since the acquisition (the ‘‘Acquisition’’) by MF Acquisition Corporation (now named Maidenform Brands, Inc. (the “Company”)) of 100% of Maidenform, Inc. (“Maidenform”) on May 11, 2004, the Company has issued only options to acquire common stock.  These grants are described in the table attached to the Response, and are summarized below:

	Fair Value Used
Date Options	Number of	Exercise	in Preparation of
Were Granted	Options Granted	Price	Financial Statements

05/11/04	514,326	$1.82	$1.82
05/11/04	514,326	$3.64	$1.82

08/05/04	545,553	$1.82	$1.82
08/05/04	545,553	$3.64	$1.82

09/08/04	18,287	$1.82	$14.50
09/08/04	18,287	$3.64	$14.50

11/08/04	85,721	$1.82	$14.50
11/08/04	85,721	$3.64	$14.50

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	Fair Value Used
Date Options	Number of	Exercise	in Preparation of
Were Granted	Options Granted	Price	Financial Statements

02/09/05	21,537	$1.82	$14.50
02/09/05	21,537	$3.64	$14.50

02/15/05	18,287	$1.82	$14.50
02/15/05	18,287	$3.64	$14.50

4/4/05	9,500	$14.50	$14.50

There have been no additional options issued to acquire preferred stock or other instruments issued that are convertible into common stock or preferred stock subsequent to May 11, 2004.

In determining the fair value of the common stock on the various dates on which options to purchase common stock were granted, the Board of Directors considered a variety of factors, including:

1.               the price paid to acquire Maidenform in an arm’s-length, negotiated transaction on May 11, 2004 and developments in the Company’s operations, financial results and/or financial projections subsequent to that date (including developments in management and internal controls);

2.               an internally-generated valuation methodology that relies on a variety of financial inputs (the “Valuation Model”); and

3.               multiples of a group of comparable publicly-traded companies.

No one of these factors was dispositive, rather each was considered in determining the fair value of the common stock.  A discussion of these factors on the various dates on which options to purchase common stock were granted follows.

Options granted on May 11, 2004

General.  The strike price of half of the options granted on May 11, 2004 was set at $1.82 per share and the strike price of the other half was set at $3.64 per share.  These were the options granted to our CEO pursuant to his employment agreement dated May 11, 2004.

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Developments relating to operations, financial results or projections. The Acquisition closed on May 11, 2004, the date these options were granted. The fair value of the common stock on such date was $1.82 per share, the amount paid to acquire Maidenform in an arm’s-length, negotiated transaction.

At the time the Acquisition closed, the Company was projecting earnings before interest, taxes, depreciation and amortization (EBITDA) of [ *** ] for fiscal 2004 and [ *** ] EBITDA for fiscal 2005.  We note that representatives of the Company had meetings with potential underwriters in the Fall of 2003 in an effort to explore strategic alternatives, including a potential sale of the Company or an initial public offering (“IPO”).  Significantly, after considering all relevant factors, the determination was made to sell Maidenform through a controlled auction process that resulted in a privately negotiated arm’s-length transaction rather than pursue an IPO.

Internally-generated valuation methodology.  Separate and apart from the valuation that was set in an arm’s-length, negotiated transaction, the Company applied an internally-developed five-year discounted cash flow valuation model (including a terminal value calculation) to determine an approximate fair value of the common stock (the “Valuation Model”).  The Valuation Model used a variety of inputs, including: net sales projections for the wholesale and retail segments, gross margin assumptions (including margin enhancements from the shift to 100% sourcing of all manufacturing requirements versus internal manufacturing), other operating expense projections, free cash flow projections, the reduction of total net debt (thereby increasing the equity valuation), and a projection of both book and tax net operating losses (“NOLs”) to be used to offset federal income taxes payable from these NOL carryforwards.  Using the data that existed on May 11, 2004, the Valuation Model implied an approximate fair value of the common stock of [ *** ] per share.

Trading multiples of comparable publicly-traded companies.  It is useful to examine multiples for comparable publicly-traded companies operating in the apparel space and/or of similar size to the Company.  These companies include: Carter’s Inc., Phillips-Van Heusen, Warnaco Group, Inc., and VF Corp.  In May 2004, the mean EBITDA multiple for these companies was [ *** ] (based upon projected calendar year 2005 EBITDA).  Maidenform’s projected fiscal 2005 EBITDA of [ *** ] would yield a multiple of [ *** ] (based on the value implied by the option

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strike price).  This would represent a discount to these public companies of [ *** ], due in part to the “private company” discount applicable to Maidenform.

Conclusion.  Based on these factors, the Company determined that the fair value of the Company’s common stock on May 11, 2004 was equal to $1.82 per share, the price paid to acquire Maidenform in an arm’s-length, negotiated transaction with the (then) unaffiliated third party.

Options granted on August 5, 2004

General.  The strike price of half of the options granted on August 5, 2004 was set at $1.82 per share and the strike price of the other half was set at $3.64 per share.  As described below and in our prior letter, these options were issued in connection with the Acquisition in accordance with the parties’ expectations and understandings dating to the time of the Acquisition.

On April 15, 2004, as Ares Corporate Opportunities Fund, L.P. (“Ares”) was negotiating to acquire a majority interest in Maidenform, Ares had discussions with the CEO regarding stock options that would be granted to certain members of management.  See Exhibit A hereto for a handwritten, contemporaneous listing prepared by our CEO of the expected number of options to be granted to each recipient and the percentage of the option pool represented by such option grant.

We understand it is the practice of Ares’ portfolio companies to issue stock options to management to best align management’s incentives with those of the stockholders.  Consistent with this practice, the CEO, the (then) CFO, the President, the Chief Legal Officer and Secretary, and the Senior Vice President of Finance of Maidenform were each informed, prior to the closing of the Acquisition, of the options they would receive in connection with the Acquisition.  This discussion occurred prior to the final terms of the Acquisition being negotiated.  A sample document given to one of the senior executives  (the Senior Vice President of Finance) is attached as Exhibit B hereto (the “April 26, 2004 Spreadsheet”).  This document indicates that this person would receive [ *** ] stock options with a strike price half at [ *** ] per share and half at [ *** ] per share.  The  individual was actually granted [ *** ] stock options with a strike price half at $1.82 per share and half at $3.64 per share.  The difference between what was contained in the April 26, 2004 Spreadsheet and what was implemented following the closing of

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the Acquisition on May 11, 2004 reflected the changes in the overall deal terms that occurred during the intervening two weeks.  In both the April 26, 2004 Spreadsheet and the actual grant, the recipient received approximately [ *** ] of the Company’s common stock assuming full grant of all available options.  The CEO’s options were part of his employment agreement that was finalized on May 11, 2004, and the other management options were formally approved at the first Board meeting that took place on July 25, 2004, continuing on August 5, 2004.

Developments relating to operations, financial results or projections.  There were no significant company-specific or industry factors that occurred during that twelve-week period between the closing of the Acquisition and the formal approval of these grants that, in the opinion of the Board, would have resulted in a change to the fair value of the Company’s common stock from the price paid in the Acquisition.  Several factors provide support for this conclusion.  Among other things:

•                  The Company’s financial results between May 11, 2004 and August 5, 2004 were not materially inconsistent with the forecasts presented to Ares prior to the Acquisition that were the basis of the final purchase price.  [ *** ].

•                  The financial forecasts for 2004 that management was using on August 5, 2004 were unchanged from those that were in place at the time of the Acquisition.

•                  Company representatives attended an industry market week for intimate apparel August 2 through August 5, 2004, at which we (and our competitors) presented product planned for shipment in the first half of 2005 (known as the Spring season).  Previews with certain major customers occur before, during and just after market week.  Our major new product presentation was the Maidenform One Fab Fit panties collection, which was well received, so that by the end of market week, on August 5, 2004, it was anticipated that placements of this product would be generally consistent with the original plan.  Several retailers would not inform us of their intentions concerning placement until after the end of market week (that is, after the grant of these options).

Internally-generated valuation methodology.  Using the data that existed on August 5, 2004 (the latest financial statements (July 2004 month-end)), the Valuation Model implied an approximate fair value of the common stock of [ *** ] per share.  This incremental valuation from May 11,

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2004 was driven by only two factors: (i) a shorter discount period (now July 31, 2004 versus May 11, 2004) and (ii) lower net debt, as the Company had generated enough free cash flow from May 11, 2004 to July 31, 2004 to reduce net debt from approximately [ *** ] to [ *** ].

Trading multiples of comparable publicly-traded companies.  In August 2004, the mean EBITDA multiple for the comparable publicly-traded group of companies was equal to [ *** ], the same as in May 2004.  Maidenform’s EBITDA multiple at this time (based on the value implied by the option strike price) was [ *** ], representing a discount of [ *** ] versus a discount of [ *** ] in the prior month of May 2004.

Plans regarding IPO.  No meetings occurred between Company representatives and potential underwriters between the consummation of the Acquisition and the date of these grants.  The only discussions regarding a potential IPO during this time period focused on the unlikelihood of such an event before several steps took place.  Specifically, there were a number of factors that made an IPO a highly unlikely possibility at this time, including:

•                  The receipt in 2003 of a [ *** ] management letter from the Company’s independent registered public accounting firm, including [ *** ] Reportable Conditions;

•                  The receipt in April 2004 of [ *** ] additional comments in a management letter from the Company’s independent registered public accounting firm that included many of the comments from the prior letter (including [ *** ] of the [ *** ] Reportable Conditions), and [ *** ] Material Weakness in internal controls;

•                  In June 2004 (after the Acquisition), the Company’s independent registered public accounting firm met with the Audit Committee of the Board to discuss [ *** ] Material Weakness identified in the management letter and the steps that management had taken, as well as reviewing with the Audit Committee the steps that management still needed to take, in order to address the shortcomings identified in the management letter;

•                  A presentation made by the Company’s independent registered public accounting firm to the Chairman of the Audit Committee in June 2004 that outlined a series of governance, finance, IT, internal audit and Sarbanes Oxley initiatives that needed to be put in place to address its Reportable Conditions and Material Weakness, prior to the Company’s contemplation of a sale or IPO; and

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•                  A lack of sufficient independent directors (including only one independent director and financial expert on the Company’s audit committee), and the absence of sufficient personnel in the Finance Department with the ability to address the Reportable Conditions and Material Weakness as well as to take the Company forward through the IPO process.

Conclusion.  At the time of grant on August 5, 2004, the Board determined that the fair value of the Company’s stock was $1.82, the same as the price per share paid in the Acquisition.  This conclusion considered, among other things, the understanding and expectations of the parties set before the closing of the Acquisition on May 11, 2004 at the transaction price of $1.82 per share.  In addition, the Board determined that the most objective evidence of fair value on August 5, 2004 was the price paid to acquire the Company less than three months earlier, which was based on negotiations between sophisticated investors knowledgeable about the Company and its business in an arm’s-length transaction.  Moreover, there were no significant company-specific or industry factors that occurred during that twelve-week period which, in the opinion of the Board, would have resulted in a change to the fair value of the common stock.  In addition, the relationship of Maidenform’s EBITDA multiple of [ *** ] versus the public company EBITDA mean multiple of [ *** ] was relatively unchanged from May 11, 2004.  While the Valuation Model provided an estimate of the fair value of the common stock of [ *** ] per share, the Board did not view this fact as dispositive, given the other factors described above.  Given the status of the Company’s internal controls and the meeting with the Company’s independent registered public accounting firm less than two months prior to these grants, the Board determined that it was too early to use the possibility of completing an IPO as a factor in determining the fair value of the Company’s common stock.

Options granted on September 8, 2004

General.  The strike price of half of the options granted on September 8, 2004, was set at $1.82 per share and the strike price of the other half was set at $3.64 per share.

Developments relating to operations, financial results or projections.  Significant business developments occurred from mid-August through September 2004, after the August 5 grants but prior to the September 8, 2004 grant:

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•                  On August 20, 2004, [ *** ] expressed an intention to include an expanded distribution of certain of the Company’s products to substantially all of its doors, representing significant incremental volumes not in the financial projections; and

•                  In late August 2004 or early September 2004, [ *** ] expressed a plan to implement the Maidenform One Fab Fit panties program in the Spring of 2005.  This was significant as [ *** ] was not then carrying Maidenform panties.

Although no change to the Company’s 2004 projections was made in September 2004, the Company began preparing new financial projections (both the five-year long range plan and its 2005 budget).  The Company undertakes this process each year at this time to present the following year’s budget to the Board for a preliminary discussion in October, with the goal of presenting a final budget in January for the Board’s approval.  This process (resulting in the draft 2005 budget and five year projection) was completed in October 2004 and presented to the Board at the October 24, 2004 Board meeting.

Internally-generated valuation methodology.  Using the data that existed on September 5, 2004, (the latest financial statements (August 2004 month-end)), the Valuation Model implied an approximate fair value of the common stock of [ *** ] per share.  This incremental valuation from May 11, 2004 was driven by only two factors: (i) a shorter discount period (now August 31, 2004 versus May 11, 2004) and (ii) lower net debt as the Company had generated enough free cash flow from May 11, 2004 to August 31, 2004 to reduce net debt from approximately [ *** ] to [ *** ].

Trading multiples of comparable publicly-traded companies.  In September 2004, the EBITDA mean multiple for the comparable publicly-traded group of companies was equal to [ *** ], an increase from the [ *** ] multiple in the preceding month.  Maidenform’s EBITDA multiple was [ *** ] in September 2004, representing a discount of [ *** ] at that time.

Plans regarding IPO.   Starting in September 2004, in contemplation of the possibility of an IPO, the Company began taking numerous steps to prepare the Company if it determined to engage in this significant corporate event.  Among other things, on September 8, 2004, the Company elected a new independent director and undertook additional recruiting efforts to bring on additional independent directors (which resulted in two additional independent directors

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joining the board in the first quarter of 2005). Additionally, the Company was actively recruiting a new chief financial officer [ *** ].

Conclusion.  Mid-August through September 2004 was a very significant time for the Company.  There were significant developments in the business, including new orders and the prospect for additional new orders from large customers to increase sales significantly over the following years.  The Company began taking steps to position it to undertake an initial public offering.  The Company added an independent director who is the CEO of a major retailing business.

When preparing the financial statements for the 2004 fiscal year (in early 2005), management concluded that (i) given the significant events that had occurred in late August and September, it was likely that the fair value of the stock had risen that month above the amount paid in the Acquisition and (ii) an objective measure of the fair value of its common stock (given the steps the Company had begun to take to prepare itself for a potential IPO) would be a price per share consistent with estimates of the price per share that might be achieved in an IPO (i.e., management’s calculation of the mid-point of an estimated IPO price range, based upon the range of enterprise values provided by the underwriters at meetings held on February 1, 2005).  As a result, for financial reporting purposes, the fair value of the common stock was determined to be $14.50 per share (the mid-point of the estimated pricing range) for all options granted from and after September 8, 2004 (that is, all options except those that were granted in connection with the Acquisition).

We note the following:

(i)                                     the value of the common stock used in the 2004 financials for the September grants ($14.50 per share) applied no private company discount or other discount for the significant uncertainty associated with the possibility of the IPO; and

(ii)                                  the valuation estimates provided to the Company by the underwriters in February 2005 was calculated when the trading multiples for comparable publicly traded companies had increased [ *** ] from [ *** ] in August 2004 to [ *** ] by February 2005, so the price range would have been significantly lower in September 2004 and any escalation to a “public company” valuation would only occur once the Company

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was in a position where all of the other factors that might make the IPO doubtful had been removed.

Considering the subjective nature of these factors, management used the mid-point of the estimated pricing range as the most objective measure of the fair value of the common stock for the option grants made in September 2004 and thereafter, particularly given that the two other alternatives discussed below (see “Conclusion” on the pages 15 and 16 of this letter) would have been immaterial to the results of operations of the Company.

Options granted on November 8, 2004

General.  The strike price of half of the options granted on November 8, 2004 granted was set at $1.82 per share and the strike price of the other half was set at $3.64 per share.

Developments relating to operations, financial results or projections.  A number of significant business developments occurred after September 8, 2004 through November 8, 2004:

•                  After September 8, 2004, [ *** ] communicated an intention to increase the size of their roll-out of our One Fab Fit panties line.

•                  On September 27, 2004, [ *** ] expressed an intention to add a [ *** ] beginning in the Spring of 2005, which would add incremental volumes not included in the financial projections at that time.

•                  In October 2004, [ *** ] brought a team of buyers to the Company’s offices in Bayonne, New Jersey [ *** ] to review the Company’s product offerings.

•                  In October 2004, the Company finalized its plans relating to the “Dream” collection of products to be introduced to customers through a marketing program to be launched in March 2005, with the expected first sale of such products to consumers in October 2005.  This was not in the financial projections at that time.

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In October 2004, the Company finalized its initial draft of its revised financial projections (including 2004, the 2005 budget, and a five-year long range plan).  This resulted in an increase in the projected EBITDA for fiscal 2004 from [ *** ] to [ *** ].  There also were significant increases in projected revenues and projected earnings for 2005 (as well as an increase in projected EBITDA for 2005 from [ *** ] to [ *** ]) and subsequent years, as a result of the increased commitments from customers described above that had occurred in September 2004 and October 2004 as well as other business opportunities that might occur during the following five years.

None of these new business initiatives were reflected in the 2004 budget or the original five-year plan.  All of these initiatives came to fruition following the stock option grants in early August.  The most significant improvement in the revised budget and five-year plan was the prospect of gaining significant distribution in the [ *** ] stores, which resulted in approximately [ *** ] of the incremental net sales volume from the original five-year plan (created prior to the closing of the Acquisition) to the revised five-year plan (presented to the Board on October 24, 2004).

Internally-generated valuation methodology.  Using the data that existed on November 8, 2004, the Valuation Model implied an approximate fair value of the common stock of [ *** ] per share.  This increase is a direct result of (i) these significant events that occurred during September and October relating to new business commitments from customers like [ *** ], and (ii) lower net debt as the Company had generated enough free cash flow from May 11, 2004 to October 31, 2004 to reduce net debt from approximately [ *** ] to [ *** ].

Trading multiples of comparable publicly-traded companies.  In October 2004, the EBITDA multiple for the comparable publicly-traded group of companies increased to [ *** ] from [ *** ] in the preceding month.  In November 2004, the EBITDA mean multiple for the comparable publicly-traded group of companies increased to [ *** ].  Maidenform’s EBITDA multiple at that time was [ *** ], representing a discount of [ *** ].

Plans regarding IPO.  In late October 2004, representatives of the Company had a preliminary meeting with an investment bank that was a potential underwriter for the Company’s IPO.  On November 8, 2004, Dorvin Lively joined the Company as Chief Financial Officer.  Shortly thereafter, the Company began putting into place formal plans for its IPO. This included the

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initiation and preparation of the non-financial portions of a draft Registration Statement on Form S-1.  It also entailed a renewed and enhanced focus on (i) implementing the financial disciplines necessary to respond to all aspects of the management letters previously received from the Company’s independent registered public accounting firm; (ii) detailed preparation to assure the efficient and accurate preparation of year end financial statements and an efficient audit process, and (iii) continued Sarbanes-Oxley compliance activities.

Options granted in February 2005

General.  The strike price of half of the options granted in February 2005 was set at $1.82 per share and the strike price of the other half was set at $3.64 per share, except for certain options granted on February 15, 2005, which were granted at an exercise price of $14.50 per share.

Developments relating to the operations, financial results or projections.  In January 2005, the Board reviewed and approved the five-year long range plans for the Company and the fiscal 2005 budget.  The Company achieved EBITDA of $44.2 million for fiscal 2004, significantly higher than the [ *** ] estimate at the time of the Acquisition on May 11, 2004.

Internally-generated valuation methodology.  No internally-developed valuation was done in 2005, as the Company had decided at that time to use the mid-price range of values calculated from the discussions with investment bankers.

Trading multiples of comparable publicly-traded companies.  In January 2005, the EBITDA multiple for the comparable publicly-traded group of companies was [ *** ], slightly lower than the preceding month of [ *** ].  In February 2005, the mean EBITDA multiple for the comparable publicly-traded group of companies increased significantly to [ *** ].

Plans regarding IPO.  In this period, the Company made significant progress towards an IPO.  Subsequent to preparing an internal presentation for potential underwriters in January 2005, two investment banks provided valuation estimates in early February for a potential IPO to occur in the late spring or summer of 2005.  In addition, in preparing for its fiscal year end audit, the Company had increasing confidence that it had addressed a significant number of its previous management letter comments, and was unlikely to have a Reportable Condition or a Material Weakness and, in fact, did not have any Reportable Conditions or Material

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Weaknesses.  Lastly, in January and February 2005, two additional independent directors joined the Board.

Conclusion

We believe that the most objective measure of the fair value of our common stock for options granted prior to September 2004 is the price paid in connection with the Acquisition.  Since no significant changes in the Company’s business occurred from May 11, 2004 through the grant date of August 5, 2004, the most objective evidence of fair value on August 5, 2004 was the price paid to acquire the Company by a sophisticated and (then) unaffiliated third party less than three months earlier.

It was not until September 2004 that events would lead one to conclude that the fair value of the common stock had begun to rise.  Furthermore, the fact that these public company trading EBITDA multiples did not change from May 11, 2004 to August 2004 but increased by over [ *** ] from August 2004 to February 2005 suggests that the underwriters’ views of estimated value ranges presented on February 1, 2005, which are derived in large part from comparable-company trading analysis, would have been lower had they presented the Company with an estimated IPO price range in August 2004.  Consequently, using the mid-point of the February range for August 2004 grants is not, in our opinion, appropriate.

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We understand the Staff’s concern with the step-up in value from August 2004 to September 20041 This is a function of the use of the mid point of the estimated IPO range as the most objective measure of fair value once we decided that the value of the Company had increased from the time of the Acquisition.

The Company has also considered two possible alternatives to the valuation used in its financial statements for all options granted in 2004 subsequent to May 11, 2004.  First, the Company considered the internal Valuation Model that had been used in establishing the fair values for options granted prior to May 11, 2004.2 If this method were used for all options granted after

1 As noted in our financial statements and in the MD&A, the Company’s capital structure changed significantly at the time of the Acquisition (which closed on May 11, 2004).  In particular, over [ *** ] of the $205 million total purchase price paid in the Acquisition consisted of (i) approximately [ *** ] of term and revolving debt, and (ii) preferred stock in a principal amount of [ *** ].  Furthermore, the preferred stock had certain characteristics of debt and was, therefore, classified as temporary equity rather than stockholders’ equity on the Company’s balance sheet.

Due to the highly leveraged nature of our capital structure, combined with the accreting 15% dividend on the preferred (and the premium that is due if the preferred stock is redeemed prior to 2008), all increases in the total enterprise value of the Company enhanced the value of the common stock exclusively.  Analogous to the leveraged nature of a home mortgage, a small percentage increase in the total enterprise value resulted in a large percentage increase in the value of the common stock.

2  The values listed below represent the value of the Company’s stock on the option grant dates using the Valuation Model methodology:

Option Grant Date	Stock Value	Rationale
May 11, 2004	$1.82	the Acquisition price
August 5, 2004	[ *** ]	using Discounted Cash Flow
September 8, 2004	[ *** ]	using Discounted Cash Flow
November 8, 2004	[ *** ]	using Discounted Cash Flow
February 2005	$14.50	the mid-price of IPO range

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

INFORMATION FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED IS OMITTED AND IS NOTED WITH “[ *** ]”.

AN UNREDACTED VERSION OF THIS DOCUMENT HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

May 11, 2004 through the end of fiscal 2004, stock compensation expense would be [ *** ] for the year by approximately [ *** ] (before the effect of income taxes).

Second, the Company also considered a “graduated or straight-line” alternative, which essentially assumes that no specific significant events occurred through the end of the fiscal year that would have caused the fair value of the Company’s common stock to rise from $1.82 at the time of the Acquisition in May 2004 to the estimated IPO range provided to the Company in February 2005 of $14.50.3  If this method were used for all options granted after May 11, 2004 through the end of fiscal 2004, stock compensation expense would have [ *** ] by approximately [ *** ] (before the effect of income taxes).

The Company has concluded that the way it has accounted for compensation expense was reasonable and appropriate.  However, even if the Company were to use one of the two possible alternatives described in each of the preceding paragraphs, this would only result in an immaterial incremental difference in our reported results of operations for fiscal 2004.

* * * * * *

3 The values listed below represent the value of the Company’s stock on the option grant dates using the “graduated or straight-line” methodology:

Option Grant Date	Stock Value
May 11, 2004	$1.82
August 5, 2004	[ *** ]
September 8, 2004	[ *** ]
November 8, 2004	[ *** ]
February 2005	$14.50

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

INFORMATION FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED IS OMITTED AND IS NOTED WITH “[ *** ]”.

AN UNREDACTED VERSION OF THIS DOCUMENT HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions.  Please contact Brian B. Margolis of Proskauer Rose LLP at (212) 969-3345 should you have any questions or additional comments.

Very truly yours,

MAIDENFORM BRANDS, INC.

/s/ Dorvin D. Lively
Dorvin D. Lively
Chief Financial Officer

cc:	Howard M. Baik (Staff)
Pradip Bhaumik (Staff)
Yong Kim (Staff)
Robyn Manuel (Staff)
Thomas J. Ward, Chief Executive Officer (Maidenform Brands, Inc.)
Steven N. Masket, Esq., General Counsel (Maidenform Brands, Inc.)
Jane DeFlorio (UBS Securities LLC)
Michael Kamras (Credit Suisse First Boston LLC)
David Park (Goldman, Sachs & Co.)
Michael A. Woronoff, Esq. (Proskauer Rose LLP)
Brian B. Margolis, Esq. (Proskauer Rose LLP)
Jonathan Schaffzin, Esq. (Cahill Gordon & Reindel LLP)
Paula D. Loop (PricewaterhouseCoopers LLP)

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

INFORMATION FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED IS OMITTED AND IS NOTED WITH “[ *** ]”.

AN UNREDACTED VERSION OF THIS DOCUMENT HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

EXHIBIT A

[ *** ]

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PURSUANT TO 17 C.F.R. § 200.83

INFORMATION FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED IS OMITTED AND IS NOTED WITH “[ *** ]”.

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EXHIBIT B

[ *** ]

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

INFORMATION FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED IS OMITTED AND IS NOTED WITH “[ *** ]”.

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